BRISTOW GROUP INC.

2103 City West Blvd., 4th Floor

Houston, Texas 77042

Telephone: (713) 267-7600

July 18, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bristow Group Inc.
Post-Effective Amendment No. 3 to Form S-3
Filed July 18, 2017
File No. 333-206535

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bristow Group Inc. hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 3:00 p.m., Washington, D.C. time, on July 21, 2017, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker Botts L.L.P., by calling John D. Geddes at (713) 229-1113.

Very truly yours,

BRISTOW GROUP INC.

By:	/s/ L. Don Miller
L. Don Miller
Senior Vice President and Chief Financial Officer

cc:

Sonia Bednarowski, U.S. Securities and Exchange Commission

John D. Geddes, Baker Botts L.L.P.

Andrew J. Ericksen, Baker Botts L.L.P.